TSINGTAO
青岛啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

August 30, 2007

The Office of International (…
The Securities and Exchang…
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07026629

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Jun Zheng
(Sullivan & Cromwell LLP)

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 30, 2007

A. UNUSUAL PRICE MOVEMENTS.

TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

UNUSUAL PRICE MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

Tsingtao Brewery Company Limited (the "Company") has noted the increases in the price of the H shares of the Company today and wish to state that we are not aware of any reasons for such increases except for the issue of the Company's 2007 interim results announcement dated 27 August 2007.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the board of the directors of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board of Directors of
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
28 August 2007

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END